October 9, 2007

VIA EDGAR TRANSMISSION

U.S. Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549

Attn: Rufus Decker

Re:	Cougar Holdings, Inc.
Form 10-K for Fiscal Year Ended December 31, 2006
Fork 10-Q for Fiscal Quarter Ended March 31, 2007
File No. 0-50096

Dear Mr. Decker:

Attached are our client’s responses to the comments in your letter to Mr. Fenggang Wu, Chief Financial Officer of Cougar Holdings, Inc., dated July 9, 2007.

We are also including with our client’s responses to your comments, a written statement from the company acknowledging that:

•	the company is responsible for the adequacy and accuracy of the disclosure in their filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, please feel free to contact the undersigned at (212) 216-8060 or jsmith@tarterkrinsky.com, and, with respect to accounting comments #2, 5, 6, 7, 8 and 9, Edith Lam at edithlam@pkf-hk.com or (852) 2969 4041.

Very truly yours,

/s/ JAMES G. SMITH
James G. Smith

JGS/gem

Securities and Exchange Commission

October 9, 2007

FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2006

General

1.	Where a comment below requests additional disclosure or other revisions, please show us in your response what the revisions will look like. With the exception of the comment below that specifically requests an amendment, all other revisions may be included in your future filings, including your interim filings where appropriate.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 22

General

2.	On pages 36, your disclosure indicates that you reduced your allowance for doubtful accounts by approximately $304,000 in 2006. Please disclose and discuss the reasons for the reduction in MD&A.

During 2006, we received settlement of approximately $480,000 from various trade and other debtors, the debts of which were outstanding for 3 years or more and full provision had already been provided in past years. Together with the further allowance for doubtful debts of $176,000 provided for the year, there was a reduction of $304,000 in allowance for doubtful accounts in 2006.

Item 9A Controls and Procedures, page 30

3.	Please confirm that there was no change in your internal controls “over financial reporting” during the most recently completed fiscal quarter that has materially affected or is reasonably likely to materially affect your internal controls “over financial reporting.” Please also revise your disclosure to remove the phrase “which are included within disclosure controls and procedures.”

We are currently in the process of finalizing the implementation of our internal control over financial reporting (“ICFR”). As a non-accelerated filer, our obligation to deliver the management’s report on ICFR does not occur until fiscal years ending on or after December 15, 2007. Based on our counsel’s prior discussions with the Staff, we were advised that, for purposes of Item 9A, our management should opine on “internal controls which are included within disclosure controls and procedures”. We anticipate completing ICFR timely and including in future filings appropriate disclosures concerning changes to ICFR.

Securities and Exchange Commission

October 9, 2007

Signatures page 35

4.	It appears that your document has not been signed and dated by your President and the Chairman of the Board of Directors. Please amend your Form 10-K to revise your signature page to include the date signed and the signature of your President and Chairman of the Board. See Instruction D(2)(a) of Form 10-K.

General Instruction D(2)(a) of Form 10-K requires only that a majority of the board of directors sign the Form 10-K. Four of the six directors, along with our company’s principal executive, financial and accounting officers, signed the Form 10-K which is all that is required by General Instruction D(2)(a).

Financial Statements

Consolidated Statements of Operations, page F-2

5.	Please tell us why subsidy income from the PRC authorities for research and development, compensation received for cancellation of purchase order and professional fees for reverse takeover are not considered operating income or expense. Please appropriately classify all expenses on your statement of operations as either operating expenses, or non-operating expenses pursuant to Rule 5-03.2 through 9 or Regulation S-X.

Subsidy income from the PRC authorities for research and development, compensation received for cancellation of purchase order and professional fees will be considered operating income or expense. The consolidated statements of operations for the three years ended December 31, 2006 are reproduced below to illustrate the reclassification of items. Future filings will be prepared in accordance with this classification.

Securities and Exchange Commission

October 9, 2007

	Year ended December 31,
	2006	2005	2004
Revenue
Net sales	$83,350,121	$84,940,710	$62,007,261
Cost of sales	(72,329,348)	(71,090,022)	(52,535,260)

Gross profit	11,020,773	13,850,688	9,472,001

Expenses
Administrative expenses	(2,942,498)	(2,772,546)	(2,357,398)
Depreciation and amortization	(262,802)	(174,999)	(174,816)
Recovery of (provision for) doubtful debts	304,066	(32,463)	(1,927)
Research and development expenses	(22,176)	(70,480)	(25,646)
Other operating expenses	(189,779)	(171,408)	(93,591)
Selling and distributing costs	(4,233,016)	(4,122,204)	(2,932,486)

	(7,346,205)	(7,344,100)	(5,585,864)

Other operating income/(expenses)
Subsidy income from the PRC authorities for research and development, environmental and general operations	161,459	192,602	—
Compensation received for cancellation of purchase order	—	257,490	—
Professional fees for reverse takeover	—	(638,583)	—

	161,459	(188,491)	—

Operating income	3,836,027	6,318,097	3,886,137
Interest income	47,550	51,709	76,251
Other income	117,838	155,694	12,850
Finance costs	(671,788)	(483,461)	(423,638)

Income before taxes and minority interests	3,329,627	6,042,039	3,551,600
Income taxes	(1,273,535)	(2,273,079)	(1,059,370)

Income before minority interests	2,056,092	3,768,960	2,492,230
Minority interests	(128,081)	(345,263)	(234,733)

Net income	$1,928,011	$3,423,697	$2,257,497

6.	The term “income before the following items and taxes” is not consistent in accounting principles generally accepted in the United States. Please revise your statement of operations to include US GAAP terms such as operating income, income from continuing operations or income before taxes and minority interest as applicable. See Rule 5-03 of Regulation S-X.

Securities and Exchange Commission

October 9, 2007

Please see the amended statements of operations in question 6 above.

Consolidated Balance Sheet page F-4

7.	It appears that the changes in minority interest on your balance sheet does not agree with the minority interest expense on your statement of operations. Please explain and help us reconcile the difference between minority interest on the balance sheet with minority interest on the income statement. Please cite the accounting literature used to support your conclusions.

The minority interest represents that in the Company’s 51% owned subsidiary, Wuhan Youji Import and Export Co. Limited (“Wuhan I&E”). The following extract summarizes the details attributing to the changes in minority interest on our balance sheet and statement of operations:

	Entry#1	Entry#2	Entry#3
	Dr./(Cr.)	Dr./(Cr.)	Dr./(Cr.)
Balance sheet

Minority interests	(128,081)	115,395	(50,151)
Other accumulated comprehensive income			50,151

Statement of operations

Income to minority interests	128,081
Dividends declared by Wuhan I&E		(115,395)

Entry #1:	A portion of Wuhan I&E’s income is assigned to the minority interest and, in turn, is deducted in computing our consolidated net income

Entry #2:	This entry eliminates the minority interest’s share of Wuhan I&E’s dividends. The minority interest’s share of Wuhan I&E’s dividends represents the change in their claim on the net assets of Wuhan I&E and is deducted from the balance sheet amount of the minority interest

Entry #3:	A portion of Wuhan I&E’s other comprehensive income arising from the translation of its financial statements prepared in Renminbi to United states dollars, is assigned to the minority interest and, in turn, is deducted in computing our other comprehensive income

Securities and Exchange Commission

October 9, 2007

We have also reconciled below the minority interest on the balance sheet through December 31, 2005 to December 31, 2006 for your references:

Minority interest on balance sheet, as of December 31, 2005	$1,472,871
Dividend paid	(115,395)
Share of net income in Wuhan I&E	128,081
Share of translation adjustments arising from translation of Wuhan I&E’s financial statements prepared in Renminbi	50,151

Minority interest on balance sheet, as of December 31, 2006	$1,535,708

3. Summary of Significant Accounting Policies page F-9

Allowance for doubtful accounts, page F-11

8.	Given that you extend unsecured credit to customers ranging from one to two months in the normal course of business, please tell us how you determined that was appropriate for accounts receivable ranging from one to three years to be reserved for only 20% to 50%. Please tell us how you determined that accounts receivable aged over one year are still collectible. Please also tell us what consideration you gave to specifically identifying accounts with credit issues and reviewing receivables collection history in order to determine the adequacy of your allowance for doubtful accounts.

Our normal unsecured credit extended to customers range from one to two months. However, in view of the long and healthy business relationship with our customers, we are sometimes willing to extend our credit terms beyond two months. Customers with extended credit period are usually those with satisfactory repayment history and are highly creditworthy.

We regularly analyze our significant customer accounts, and, when we become aware of a specific customer’s inability to meet its financial obligations, we record a specific reserve for bad debt to reduce the related receivable to the amount reasonably believed to be collectible.

In recent years, our bad debts experiences were rare. Our customers seldom default and settlements were received on receivables that had been outstanding for some years. We believe the provisioning policy of 20% to 50% on receivable aged from one to three years is reasonable.

For your information, over 95% of our net trade receivable as of December 31, 2006 aged within one year and our debtor turnover day for the year ended December 31, 2006 was 53 days, which was within our normal credit period and satisfactory.

Securities and Exchange Commission

October 9, 2007

16. Commitments and Contingencies, page F-22

b. Environmental page F-22

9.	You indicate that you believe there are no probable liabilities that will have a material adverse impact on your financial position or operating results. Please revise your disclosure to clarify whether you believe there are no probable liabilities that will have material adverse impact on your cash flows as well.

We believe there are no probable liabilities that will have material adverse impact on our cash flows. Future filings will include the disclosure.

Quarterly Financial information

10.	Please provide selected quarterly financial data as set forth in Item 302 of Regulation S-K. The disclosure should include net sales, gross profit per share data and net income (loss) for each quarter within the two recent fiscal years.

Future filings will include the disclosure.

Form 10-Q for the Quarter Ended March 31, 2007

Item 4 Disclosure Controls and Procedures, page 17

11.	We note that your chief executive officer and chief financial officer concluded that your disclosure controls and procedures “are effective to ensure that information required to be disclosed by you in reports that you file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in Securities and Exchange Commission rules and form.” This is an incomplete definition of disclosure controls and procedures per Rules 13a-15(e) and 15d-15(e) of the Exchange Act. Please revise your disclosure to clarify, if true, that your officers concluded that your disclosure controls and procedures are effective to ensure that information required to be disclosed by you in the reports that you file or submit under the Exchange Act is accumulated and communicated to your management, including your principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure. Alternatively, you may simply conclude that your disclosure controls and procedures are effective or ineffective, whichever the case may be.

Future filings will include the disclosure.

Securities and Exchange Commission

October 9, 2007

We acknowledge that the Division of Enforcement has access to all information provided to the staff of the Division of Corporation Finance in your review of our filings or in response to your comments on our filings.

Securities and Exchange Commission

October 9, 2007

[WUHAN LETTERHEAD]

U.S. Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549

Attn: Rufus Decker

Re:	Cougar Holdings, Inc.
Form 10-K for Fiscal Year Ended December 31, 2006
Fork 10-Q for Fiscal Quarter Ended March 31, 2007
File No. 0-50096

Dear Mr. Decker:

The undersigned executive officers of Cougar Holdings, Inc. (the “Company”), on behalf of the Company acknowledge that

•	The Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

COUGAR HOLDINGS INC.

By:	/s/ ZITONG LI
Zitong Li
Chief Executive Officer

By:	/s/ FENGAGNG WU
Fenggang Wu
Chief Financial Officer